UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)

--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico

--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                         Blvd. Manuel Avila Camacho, No.
                            40, 6th Floor Col. Lomas
                                 de Chapultepec
                               11000 Mexico, D.F.

--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x        Form 40-F
                   ---                ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No  x
             ----      ---

         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-           .)
                                                  ----------

    Contacts:

     ASUR                                              Breakstone & Ruth
Lic. Adolpho Castro       [ASUR LOGO -- OMITTED]        Susan Borinelli
(52) 55-5284-0408                                       Vanessa Marquez
acastro@asur.com.mx                                    (646) 536-7018/15


                               ASUR BOARD APPOINTS
                            CHIEF COMMERCIAL OFFICER

Mexico City, August 8, 2003 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BVM: ASUR) (ASUR), the Mexican airport operator of Cancun International Airport and eight other airports in the southeast region of Mexico, announced today the appointment of Manuel Gutierrez Sola to the position of Chief Commercial Officer. Mr. Gutierrez Sola, 40, was appointed by ASUR's Nominations and Compensations Committee effective August 7, 2003.

Mr. Gutierrez Sola has been ASUR's Acting Chief Commercial Officer since October 31, 2002, where he has been in charge of the negotiations of the commercial contracts for the airports managed by ASUR and the implementation of the second stage of the company's commercial strategy. Before that, he was Concessions Manager at ASUR since December, 2000. Prior to joining ASUR, Mr. Gutierrez was Chief Operations Officer of G. Accion S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V.

Kjeld Binger, Interim CEO of ASUR, said: "Mr. Gutierrez Sola brings excellent skills and experience to the job. As Acting Chief Commercial Officer, he successfully led the first stage of the reorganization of the Cancun satellite building and has proven his abilities in developing and implementing ASUR's commercial strategy."


About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

                                    - ENDS -


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Grupo Aeroportuario del Sureste, S.A. de C.V.


                                  By:      /s/ ADOLFO CASTRO RIVAS
                                     -------------------------------
                                               Adolfo Castro Rivas
                                               Director of Finance

Date: August 8, 2003